C21 Investments Provides MCTO Status Update

VANCOUVER, July 7, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, is providing a default status report in accordance with the alternative information guidelines set out in National Policy 12-203 - Management Cease Trade Orders ("NP 12-203").

As previously announced on May 30, 2022 (the "Announcement"), the Company applied for a management cease trade order ("MCTO") from the British Columbia Securities Commission (the "BCSC") due to an expected delay in filing of the audited consolidated financial statement for the year ended January 31, 2022, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Filings") beyond the deadline of May 31, 2022 prescribed by Canadian securities laws. The MCTO was granted by the BCSC on June 1, 2022. The MCTO prohibits the Company's management from trading in the securities of the Company until such time as the Annual Filings are filed. The MCTO does not affect the ability of any other shareholders of the Company to trade securities of the Company.

C21 and its auditors continue to work diligently toward completing the Annual Filings as soon as possible. The ongoing auditor review is primarily addressing non-operational derivative accounting and certain other non-cash items for restatement of previous periods. Upon completion of the auditor's internal review process, the Annual Filings will be filed on SEDAR (www.sedar.com).

The Company confirms that since the date of the Announcement: (i) there has been no material change to the information set out in the Announcement that has not been generally disclosed; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the "alternative information guidelines" under NP 12-203 and issue bi-weekly default status reports for so long as the delay in filing the Annual Filings is continuing, each of which will be issued in the form of a news release; (iii) there has not been any other specified default by the Company under NP 12-203; (iv) the Company is not subject to any insolvency proceedings; and (v) there is no material information concerning the affairs of the Company that has not been generally disclosed.

Update on Interim Financials

As a result of the delay in filing the Annual Filings, the Company also announces that the filing of its unaudited interim financial statements for the three-months ended April 30, 2022, the management's discussion and analysis for the same period and management certifications of interim filings (collectively, the "Interim Filings"), has been delayed beyond the filing deadline of June 29, 2022. The Company is working to complete the Interim Filings as soon as possible and expects the Interim Filings to be filed following the Company's filing of the Annual Filings.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the Company's continued ability to satisfy the information guidelines set out in NP 12-203, the duration of the MCTO and the completion and anticipated timing of the Company making the Annual Filings and Interim Filings.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, information based on the current state of the Annual Filings and Interim Filings; the Company's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow the Company to file the Annual Filings; that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available; and the ability of the Company's management to execute its business strategy, objectives and plans.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from any delay in filing the Annual Filings and Interim Filings; the Company's ability to satisfy the requirements of NP 12-203; the revocation of the MCTO and replacement with a cease trade order; general business, economic, competitive, political and social uncertainties; the impact of the COVID-19 pandemic on the Company's operations and other factors, many of which are beyond the control of the Company

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.